[Dechert Letterhead]

August 10, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 184 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information for Class A and Class Y shares of the Russell U.S. Growth Fund.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on August 13, 2012. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Leah Schubert
Leah Schubert

cc:	Mary Beth Rhoden

John V. O’Hanlon

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

LEAH SCHUBERT leah.schubert@dechert.com +1 617 728 7139 Direct +617 275 8405 Fax

August 10, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post Effective Amendment No. 177 to the Registration Statement of Russell Investment Company Filed on June 12, 2012

Dear Ms. Browning:

Pursuant to your request, this letter responds to certain comments you provided to Jill Damon in a telephonic discussion on July 25, 2012 regarding the Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 177 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2012. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

a. “Leveraging Risk” in the “Risks” section states that “[s]uch transactions may include, among others….” Please provide a complete list of transactions.

b. The “Principal Investment Strategies” section uses the phrase “or through the use of various instruments.” Please remove this phrase and provide a complete list of the specific instruments.

	Response:	Registrant has reviewed the documents for the use of open-ended terms and phrases. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

3.	Comment:	The last sentence of the paragraph preceding the fee table (“Please see the Expense Notes section of the Fund’s Prospectus for further information regarding expenses of the Fund.”) is not permitted by the Form. Please either delete it, or combine with the prior sentence to comply with Item 3 of Form N-1A.

	Response:	Registrant respectfully declines to delete the last sentence of the paragraph preceding the fee table, which cross-references to the more fulsome disclosure in the statutory Prospectus. While the Instructions to Form N-1A do not require such a reference, Registrant believes that the additional disclosure in the statutory Prospectus provides shareholders with important information regarding the Fund and that omitting this reference may suggest to shareholders that all information relating to the Fund’s fees is contained in the summary.

4.	Comment:	Please delete any cross-references that appear pre-Item 8 unless required by Form N-1A.

	Response:	Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory Prospectus. While the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory Prospectus provides shareholders with important information regarding the Fund and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

5.	Comment:	In the “Annual Fund Operating Expenses” table of the “Risk/Return Summary” section of the Prospectus, to the extent that the Fund has not adopted a Distribution Plan with respect to its Class Y Shares in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, please replace “0.00%” with “None” in the “Distribution (12b-1) Fees” line item.

	Response:	Registrant notes that the Fund has not adopted a 12b-1 plan with respect to its Class Y Shares. In an effort to maintain consistent disclosure for all Russell funds, Registrant respectfully declines to change the 12b-1 fees listed for Class Y Shares from “0.00%” to “None” at this time. Registrant will, however, consider changing “0.00%” to “None” in its annual update filings.

6.	Comment:	In the waiver footnote to the “Annual Fund Operating Expenses” table, please disclose that expenses will be higher than the expense limit to the extent excluded expenses are incurred. In addition, please confirm that Net Annual Fund Operating Expenses of 1.41% for Class A Shares is accurate given that the 0.98% expense limit plus the 0.25% 12b-1 fee carve-out only amounts to 1.23%.

	Response:	Registrant notes that the waiver footnote currently discloses the expense limit and all excluded expenses. Registrant believes that this disclosure is clear and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure. Additionally, Registrant confirms that the Net Annual Fund Operating Expenses figure for Class A Shares shown in the “Annual Fund Operating Expenses” table was accurate at the time of the 485(a) filing. However, the 485(b) filing includes an updated figure that reflects current estimates in light of the Fund’s new strategy effective August 15, 2012.

7.	Comment:	Please confirm that any strategy or risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly.

	Response:	Registrant confirms that any principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa.

8.	Comment:	In the “Principal Investment Strategies of the Fund” section, please specify exactly what types of equity securities are included in the Fund’s 80% investment policy, including any equity related instruments (i.e., derivatives). Additionally, please confirm that the risks of all equity securities used are summarized in Item 4.

	Response:	The Registrant notes that the Fund’s definition of “equity securities” for purposes of its 80% policy is contained in the Fund’s Item 9(b) disclosure. Pursuant to Item 4(a), the “Principal Investment Strategies of the Fund” section is designed to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies….” The Registrant believes that the Fund’s current Item 4(a) disclosure accurately summarizes the Fund’s 80% policies, as fully described pursuant to Item 9(b). Accordingly, the Registrant declines to make any changes in response to this comment.

9.	Comment:	Please disclose the specific reasons for which the Fund will invest in derivatives. In particular, please disclose whether the Fund will invest in derivatives for speculative or hedging purposes.

	Response:	Registrant notes that the “Investment Objective and Investment Strategies” section states that the Fund may invest in derivatives as part of “a strategy of being fully invested by exposing its cash reserves to the performance of certain markets….” Registrant believes that its disclosure is sufficiently detailed and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

10.	Comment:	In Item 4, please clarify that the Fund will invest in both sponsored and unsponsored ADRs and GDRs.

	Response:	Registrant notes that the “Investment Objective and Investment Strategies” section currently states that the Fund will invest in both sponsored and unsponsored ADRs and GDRs. Registrant does not believe this level of detail is appropriate in Item 4 and therefore respectfully declines to revise the disclosure.

11.	Comment:	Please provide a brief summary of the Fund’s sell strategy in the “Risk/Return Summary” section.

	Response:	A brief discussion of the Fund’s sell strategy is currently provided in the “Investment Objective and Investment Strategies” section of the Prospectus. Registrant does not believe this level of detail is appropriate in the “Risk/Return Summary” section and therefore respectfully declines to revise the disclosure.

12.	Comment:	The “Principal Investment Strategies of the Fund” section states that “[c]ertain of the Fund’s money managers employ a limited long-short strategy….” Please clarify in plain English what is meant by “limited” (i.e., please quantify as a percentage).

	Response:	Registrant respectfully declines to make the requested change as this disclosure is common to all Russell funds that employ this particular investment strategy. However, Registrant will consider implementing the comment in its annual update filings.

13.	Comment:	In the “Principal Risks of Investing in the Fund” section, please disclose that short sales expose the Fund to unlimited losses.

Response:

In response to this comment, Registrant has added the following sentence to “Short Sales Risk” in the “Principal Risks of Investing in the Fund” section:

Short sales have the potential for unlimited loss.

14.	Comment:	In the “Principal Risks of Investing in the Fund” section, please summarize in “Derivatives” risk the risks of the specific derivatives in which the Fund will invest.

	Response:	Registrant notes that the “Principal Risks of Investing in the Fund” section enumerates the risks attendant to the derivatives in which the Fund principally invests. Accordingly, no changes have been made in response to this comment.

15.	Comment:	In the “Principal Risks of Investing in the Fund” section, please create separate capitalization size risks instead of including such risks within “Equity Securities” risk.

	Response:	Registrant respectfully declines to create separate capitalization size risks given that the current disclosure discusses such risks and, per Item 4(b) of Form N-1A, “summarize[s] the principal risks of investing in the Fund….”

16.	Comment:	Please include both the new and former primary indexes in the “Average Annual Total Returns” table. Alternatively, if you plan to sticker the Prospectus on August 15th to show the new primary index, please indicate as such in the response letter.

	Response:	Registrant confirms that it plans to sticker the Prospectus on August 15th to show both the former and new primary index. Accordingly, no changes have been made in response to this comment.

17.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal investment strategies and risks are disclosed in the SAI, please confirm that all principal investment strategies and risks are also disclosed in the Prospectus or revise accordingly. To the extent that principal risks and strategies are disclosed in the SAI, please ensure they are clearly distinguished and identified as such (e.g., through the use of headings, etc.).

	Response:	Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from each other.

18.	Comment:	Where the SAI refers to a legal authority (e.g., “the 1940 Act” in the fourth investment restriction), please confirm supplementally that the SAI includes additional disclosure clarifying what that authority entails or add such disclosure into the SAI.

Response:

With respect to the reference to the 1940 Act in the fourth investment restriction, Registrant confirms that the SAI includes disclosure clarifying what the authority entails.

With respect to other references in the SAI, Registrant notes that the purpose of such references is to inform shareholders that Registrant will engage in the relevant activity to the extent permitted by the legal authority. Registrant does not believe that explanations of the scope of the authority are necessary for purposes of adequate disclosure. Additionally, in many cases a simple statement would not be sufficient to clarify what the authority entails. Rather, an adequate explanation of the authority may require references to various sources such as no-action guidance and exemptive relief. Registrant does not believe that such level of detail is necessary or appropriate. Accordingly, no changes have been made in response to this comment.

19.	Comment:	Please disclose in the SAI what the Fund will do when it reaches the 15% limit on illiquid securities and the 33 1/3% limit on borrowing.

	Response:	Registrant notes that, with respect to the limit on illiquid securities, the “Investment Strategies and Portfolio Instruments” section of the SAI currently states that the limitation is applied at the time of purchase. With respect to borrowings, the “Investment Restrictions, Policies and Certain Investments” section of the SAI currently states that the restriction applies constantly and not only at the time a borrowing is made. Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

20.	Comment:	Please confirm whether the Fund may invest in reverse repurchase agreements. If the Fund is permitted to invest in reverse repurchase agreements, please disclose that fact in the SAI. If not, please remove the references to reverse repurchase agreements from the Prospectus.

	Response:	Registrant notes that the Fund does not invest in reverse repurchase agreements and has removed the reference to reverse repurchase agreements from the Prospectus.

Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon

Mary Beth Rhoden

Russell Investment Company

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

August 10, 2012

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 002-71299

Investment Company Act File No. 811-3153

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 177 (“PEA 177”) filed by Russell Investment Company (“Trust”) on June 12, 2012, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 177 and Post-Effective Amendment No. 184 filed by the Trust on August 10, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates Staff Counsel Russell Investment Company